UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Acquisition of Ridgeline International Limited

On January 31, 2025, the Company entered into an equity exchange agreement (the “Acquisition Agreement”) with Ridgeline International Limited, a Hong Kong private company (“Target”), and Lingtao Kong (the “Seller”), the sole shareholder of Target, pursuant to which, among other things and subject to the terms and conditions contained therein, the Company will effect an acquisition of Target by acquiring from the Seller all of the issued and outstanding ordinary shares of Target (the “Acquisition Transaction,” collectively with the Divestiture Transaction described below, the “Transactions”). Target owns all the issued and outstanding equity interests of Allright (Hangzhou) Internet Technology Co. Ltd., which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities. Pursuant to the Acquisition Agreement, in exchange for the acquisition of all of the issued and outstanding ordinary shares of Target by the Company, the Company will issue 2,225,000 ordinary shares of the Company to the Seller.

The Acquisition Agreement contains customary representations and warranties regarding Target and the Seller, on the one hand, and the Company, on the other hand, made solely for the benefit of the other, which in certain cases are subject to specified exceptions and qualifications contained in the Acquisition Agreement. The Acquisition Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Acquisition Agreement and the earlier of the closing of the Acquisition Transaction or the termination of the Acquisition Agreement in accordance with its terms.

The obligation of the parties to complete the Acquisition Transaction is subject to the satisfaction of certain closing conditions, including but not limited to:

●	receipt of approval by at least a simple majority of the votes cast by all shareholders of the Company present in person or by proxy at the Company’s shareholder meeting and other required shareholder approval under the Companies Act (As Revised) of the Cayman Islands (the “Company Act”) and the Company’s organizational documents;

●	the Company maintaining its Nasdaq listing with all new shares issued in the Transactions approved for listing;

●	receipt of all necessary regulatory approvals and absence of law or order preventing the Acquisition Transaction; and

●	concurrent closing of the Divestiture Transaction (as defined below) with all conditions met or waived.

Additionally, the obligation of the Company, on the one hand, and Target and the Seller, on the other hand, to consummate the Acquisition Transaction is subject to the other side’s compliance with their representations, warranties, and covenants, the absence of material adverse effect on them, and delivery of certain deliverables at closing of the Acquisition Transaction.

Subject to the shareholders’ approval and consummation of the Acquisition Transaction, the Seller shall be nominated to be elected as a director of the Company, and the Company will change its name to “Ridgetech, Inc.”, each effective as of the closing of the Transactions.

Divestiture of Zhejiang Jiu Xin Investment Management Co. Ltd.

Concurrently with entering into the Acquisition Agreement, the Company, Renovation Investment (Hong Kong) Co., Ltd., a Hong Kong private limited company and a wholly-owned subsidiary of the Company (“Renovation”), Lei Liu, our current chief executive officer and director (“Liu”), Li Qi, our director (“Qi”), and Oakview International Limited, a Hong Kong private limited company co-owned by Liu and Qi (“Oakview”), entered into an equity exchange agreement (the “Divestiture Agreement”). Pursuant to the Divestiture Agreement, at closing, Renovation shall, and the Company shall cause Renovation to, transfer all equity in Zhejiang Jiu Xin Investment Management Co. Ltd., a limited liability company incorporated in the People’s Republic of China and a direct subsidiary of Renovation (“Jiuxin Investment”), to Oakview, free of any liens (the “Divestiture Transaction”). In exchange, Liu, Qi, Oakview and their affiliates will irrevocably surrender for no consideration in total 2,548,353 ordinary shares of the Company back to the Company. Following the consummation of the Divestiture Transaction, Jiuxin Investment and all entities owned or controlled by Jiuxin Investment will be owned or controlled indirectly by Liu and Qi. The Divestiture Agreement contains customary representations and warranties and certain customary covenants by each of the parties.

The obligation of the parties to complete the Divestiture Transaction is subject to the satisfaction of certain closing conditions, including but not limited to:

●	receipt of approval by at least a simple majority of the votes cast by all shareholders of the Company present in person or by proxy at the Company’s shareholder meeting, other than those ordinary shares held, directly or indirectly, by or on behalf of Liu, Qi, Oakview or their affiliates;

●	the Company maintaining its Nasdaq listing with all new shares issued in the Transactions approved for listing;

●	receipt of all necessary regulatory approvals and absence of law or order preventing the Divestiture Transaction; and

●	concurrent closing of the Acquisition Transaction with all conditions met or waived.

Additionally, the obligation of the Company and Renovation, on the one hand, and Liu, Qi and Oakview, on the other hand, to consummate the Divestiture Transaction is subject to the other side’s compliance with their representations, warranties, and covenants. The obligation of Liu, Qi and Oakview to consummate the Divestiture Transaction is further conditioned upon the absence of material adverse effect on the assets, properties, liabilities, condition, business or results of operations of the divested entities, taken as a whole, or the ability of the Company and Renovation to consummate the Divestiture Transaction.

Effective as of the closing of the Transactions, Liu and Qi shall resign from the Company’s board of directors and any officer position they held with the Company (including Liu as Chief Executive Officer). Subject to the consummation of the Transactions, and effective as of the closing of the Transactions, Ming Zhao, the Company’s current Chief Financial Officer, shall be appointed as the Company’s interim Chief Executive Officer to hold such office until a permanent Chief Executive Officer is duly appointed.

On the closing date or within 15 business days thereafter, a long-term supply agreement shall be entered into between or among the Company and the applicable divested entities, in form and substance reasonably satisfactory to the parties, relating to the supply by the Company (or its subsidiaries) of the pharmaceutical and other healthcare products to such divested entities.

The foregoing descriptions of the Acquisition Agreement and the Divestiture Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of those agreements, copies of which are filed herewith as Exhibits 10.1 and 10.2 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This report contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this report, including statements regarding the benefits of the proposed Transactions and the anticipated timing of the completion of the proposed Transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “will,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with the Company’s ability to complete the Transactions in a timely manner or at all, its ability to implement its business plans and strategies, its ability to raise additional funding, its ability to maintain and grow its business, fluctuations in wholesale pricing and demand for pharmaceutical products, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, its relationships with suppliers and healthcare providers, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other risk factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission (the “SEC”).

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company does not give any assurance that the post-combination company will achieve its expected results. The Company does not undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information About the Proposed Transactions and Where to Find It

This report relates to certain proposed Transactions involving China Jo-Jo Drugstores, Inc. The Company will file a proxy statement with the SEC in connection with the Transactions. A proxy statement will be sent to all Company shareholders as of the applicable record date established for voting on the Transactions. The Company will also file other documents regarding the Transactions with the SEC.

Before making any voting decision, shareholders are urged to read the proxy statement, any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Company and the Transactions.

Investors and shareholders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at http://jiuzhou360.com/investors/sec_filings.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

No Offer or Solicitation

This report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Transactions proceed.

Exhibit No.	Description of Exhibit
10.1	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Ridgeline International Limited and Lingtao Kong.
10.2	Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited.
99.1	Press Release, dated February 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2025	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer